# Sweater Inc Community SPV1, LLC.

(a Delaware Limited Liability Company)

**Audited Financial Statements**

As of the date of December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

# Financial Statements

# Sweater Inc Community SPV1, LLC.

Table of Contents



**Independent Auditor's Report**

May 1, 2023
**To:** Management of Sweater Inc Community SPV1, LLC.
**Attn:** Emma Clark, COO
**Re:** 2022 Financial Statement Audit – Sweater Inc Community SPV1, LLC.

**Report on the Audit of the Financial Statements**

**Opinion**
We have audited the financial statements of Sweater Inc Community SPV1, LLC., which comprise the balance sheets as of the date of December 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sweater Inc Community SPV1, LLC. as of the date of December 31, 2022, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sweater Inc Community SPV1, LLC. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc Community SPV1, LLC.'s ability to continue as a going concern.

**Auditor's Responsibilities for the Audit of the Financial Statements**
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sweater Inc Community SPV1, LLC.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc Community SPV1, LLC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*TaxDrop LLC*

TaxDrop LLC
Robbinsville, New Jersey
May 1, 2023

**Sweater Inc Community SPV1, LLC.**
**BALANCE SHEETS**
**As of December 31, 2022**
**(Audited)**

**ASSETS**

| | | |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $ | - |
| Total Current Assets | | - |
| | | |
| Total Assets | $ | - |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---|
| Current Liabilities | | |
| Due to a related party | $ | - |
| Total Current Liabilities | | - |
| | | |
| Total Liabilities | | - |
| | | |
| Members' equity (Deficit) | | |
| Total Members' Equity | | - |
| | | |
| **Total Liabilities and Members' Equity** | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**Sweater Inc Community SPV1, LLC.**
**INCOME STATEMENT**
**For the Year Ended December 31, 2022**
**(Audited)**

| | | |
|---|---:|---:|
| **Revenues** | $ | - |
| | | |
| **Operating Expenses** | | |
| Advertising and marketing | | - |
| General and administrative | | - |
| Salaries and wages | | - |
| Rent | | - |
| Professional services | | - |
| Depreciation and amortization | | - |
| **Total Operating Expenses** | | - |
| | | |
| **Other Income** | | |
| Other income/expense | | - |
| Interest expense | | - |
| **Total Other income (expense)** | | - |
| | | |
| **Net Income (Loss)** | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**Sweater Inc Community SPV1, LLC.**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**For the Year Ended December 31, 2022**
**(Audited)**

| | Member Units | Total Members' Equity (Deficit) |
|---|---|---|
| **Balance as of December 12, 2022 (Inception)** | - | - |
| Issuance of Common Stocks | - | - |
| Issuance of SAFE Notes | - | - |
| Net loss | - | - |
| **Balance as of December 31, 2022** | - | - |

**The accompanying footnotes are an integral part of these financial statements.**

**Sweater Inc Community SPV1, LLC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2022**
**(Audited)**

**Cash Flows from Operating Activities**

| | | |
|---|---|---|
| Net Income (Loss) | $ | - |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation and amortization | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | |
| **Net cash provided by (used in) operating activities** | | - |
| | | |
| **Cash Flows from Investing Activities** | | |
| Machinery and Equipment | | |
| **Net cash used in investing activities** | | - |
| | | |
| **Cash Flows from Financing Activities** | | |
| Repayments on notes payable | | |
| **Net cash used in financing activities** | | - |
| **Net change in cash and cash equivalents** | | - |
| | | |
| Cash and cash equivalents at beginning of period | | |
| **Cash and cash equivalents at end of period** | $ | - |
| | | |
| **Supplemental information** | | |
| Interest paid | | |
| Income taxes paid | | |

**The accompanying footnotes are an integral part of these financial statements.**

**SWEATER INC COMMUNITY SPV1, LLC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022**

## NOTE 1 – NATURE OF OPERATIONS

Sweater Inc Community SPV1, LLC (the "Company") was formed on December 12, 2022 under the laws of the State of Delaware. The Company will undertake the limited purpose of acting as a crowdfunding vehicle of acquiring, holding, and disposing of securities issued by Sweater, Inc. (the "Crowdfunding Issuer" in the upcoming crowdfunding campaign), which will also serve as the Manager of the Company (see Note 6). The Company is headquartered in Boulder, Colorado.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer.

## NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").  Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

**SWEATER INC COMMUNITY SPV1, LLC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Cash and Cash Equivalents**

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  The Company does not yet have any bank accounts.

**Fair Value Measurements**

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

**Income Taxes**

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

**SWEATER INC COMMUNITY SPV1, LLC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022**

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

**Revenue Recognition**

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of December 31, 2022.

**Organizational Costs**

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

**Recent Accounting Pronouncements**

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted no adjustments as the Company had no lease at the time.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 4 – EQUITY**

The Company is a limited liability company formed on December 12, 2022. It will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by Sweater, Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company (see Note 6).

**SWEATER INC COMMUNITY SPV1, LLC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022**

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company's operating agreement, no member of the company has the ability to withdraw any part of a membership contribution as a Member prior to dissolution and winding up of the Company.

**NOTE 5 – COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

**NOTE 6 – SUBSEQUENT EVENTS**

Management's Evaluation

Management has evaluated subsequent events through May 1, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.